Exhibit 4.3

LIMINAL BIOSCIENCES INC.

BY-LAW NO. 2

GENERAL BORROWING BY-LAW

Subject to the Articles of the Corporation, the By-Laws and the unanimous shareholder agreement, and without limiting the powers granted to the Corporation according to the Canada Business Corporations Act R.S.C., 1985, c. C-44.

It is declared:

that the Board of Directors may, from time to time:

a)	borrow money from the Bank upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

b)	issue debentures or other securities of the Corporation;

c)	sell, pledge or hypothecate debentures or other securities in such amounts as may be deemed expedient;

d)

mortgage, hypothecate, give as security or as guaranty, any or all real property, whether movable or immovable, as well as other rights and undertakings, present or future, of the Corporation, to secure any debenture or other assets, present or future, of the Corporation or for the repayment of all or any money borrowed or to be borrowed or other obligations or liabilities, present or future, of the Corporation.

e)

delegate to one (1) or more officers or employees of the Corporation designated by the Board, all or part of the above-mentioned powers, to such extent and in such manner as the Board may determine at the time of such delegation.

Nothing herein limits nor restricts the Corporation’s power to borrow by way of bill of exchange or promissory note, either issued, accepted or endorsed, by or on behalf of the Corporation.